Exhibit 8.3

April 9, 2007

World Monitor Trust III

c/o Preferred Investment Solutions Corp.

900 King Street – Suite 100

Rye Brook, NY 10573

Re: World Monitor Trust III – Post-Effective Amendment No. 6

Gentlemen:

We have acted as counsel to World Monitor Trust III, a Delaware statutory trust (the “Trust”), in connection with the preparation of Post-Effective Amendment No. 6 to the Registration Statement on behalf of Series G, Series H, Series I and Series J (File No. 333-119612) on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), being filed with the Securities and Exchange Commission on or about the date hereof.

Our opinion, dated December 21, 2006, delivered with respect to certain federal income tax issues is hereby confirmed and extended to Post-Effective Amendment No. 6 to the Registration Statement as if delivered on the date hereof.

Very truly yours,

KATTEN MUCHIN ROSENMAN LLP

By:	/s/ Jill Darrow
A Partner